[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

July 3, 2007

Mr. Christian T. Sandoe

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Claymore/Guggenheim Strategic Opportunities Fund

(File Nos. 333-138686 and 811-21982)

Dear Mr. Sandoe:

Claymore/Guggenheim Strategic Opportunities Fund (formerly, Claymore Strategic Opportunities Fund), a newly organized, diversified, closed-end management investment company (the “Fund”), filed a registration statement on Form N-2 (File Nos. 333-138686 and 811-21982) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”), under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on November 14, 2006. We received your letter, dated December 11, 2006, setting forth your comments to the Registration Statement (the “Comment Letter”). Current market conditions are such that the Fund has determined to proceed with an initial public offering of its common shares, and on May 31, 2007 the Fund filed Pre-Effective Amendment No. 1 to the Registration Statement. In addition, we filed on behalf of the Fund a letter, dated May 31, 2007 (the “Response Letter”) in response to your comments set forth in the Comment Letter. On June 26, 2007 the Fund commenced marketing of its initial public offering and filed Pre-Effective Amendment No. 2 to the Registration Statement, which included a preliminary prospectus dated June 26, 2007 that is being distributed as contemplated by Rule 460 under the 1933 Act (the “Preliminary Prospectus”). It is contemplated presently that the Fund would request effectiveness of the Registration Statement on or about July 25, 2007.

This letter addresses a certain investment policy of the Fund (which policy was not commented upon in your Comment Letter nor addressed in our Response Letter) relating to the Fund’s ability to invest in other pooled investment vehicles, including investment companies registered under the 1940 Act (“Registered Investment Funds”), private investment funds that are excluded from the definition of “investment company” under the 1940 Act solely by operation of Section 3(c)(1) or 3(c)(7) thereof (“Private Investment Funds”), and other pooled or structured investment vehicles (“Other Investment Vehicles,” and collectively with Registered Investment Funds and Private Investment Funds, “Investment Funds”), including Private Investment Funds and Other Investment Vehicles for which affiliates of the Fund’s investment sub-adviser may act as investment adviser or manager (“Affiliated Investment Funds”). For the reasons set forth in this letter, we believe that the Fund’s investment policy with respect to

Affiliated Investment Funds is consistent with and permissible under the 1940 Act and that the Fund may pursue such investment policy without exemptive or other relief under the 1940 Act. However, the Commission has on occasion made statements to the effect that the affiliated transaction restrictions of Sections 17(a) and 17(d) of the 1940 Act and Rule 17d-1 thereunder may apply to certain investments by a registered investment company in Registered Investment Funds and Private Investment Funds that are first- or second-tier affiliated persons.

In light of Congress’s clear understanding and intent regarding the provisions of Section 12(d)(1) of the 1940 Act that specifically authorize certain limited investments by registered investment companies in Registered Investment Funds and Private Investment Funds, we believe that such statements regarding the affiliated transaction restrictions cannot be construed to apply to investments in affiliated Registered Investment Funds and Private Investment Funds that fall squarely within the statutory provisions of, and are not in excess of the limitations set forth in, Section 12(d)(1). Furthermore, in the absence of Commission guidance to the contrary, we believe that investments by a registered investment company in affiliated Other Investment Vehicles—which are not considered investment companies for purposes of Section 12(d)(1) and therefore not subject to the restrictions of Section 12(d)(1)—are not prohibited by Section 17(d), provided that such investments are made in accordance with the statutory exemption set forth in Section 17(a)(1)(B). The Fund is seeking clarification from the Commission staff as to the applicability of Section 17(a) and 17(d) and Rule 17d-1 to the Fund’s investment policy.

The Fund intends to proceed with its initial public offering and request effectiveness of the Fund’s Registration Statement on or about July 25, 2007, and to invest the proceeds of such offering in accordance with the investment objective and policies as described in the Fund’s prospectus, including investments in Affiliated Investment Funds. The Fund respectfully requests clarification that the Staff of the Commission would not consider such investments inconsistent with Commission interpretations of the applicable statutory provisions. The Fund would appreciate resolving this matter prior to the commencement the Fund’s investment operations. However, to the extent that such clarification is not received prior to commencement of the Fund’s investment operations, we note that the Fund’s Preliminary Prospectus states that the “Fund may only invest in Affiliated Investment Funds to the extent permitted by applicable law and related interpretations of the staff of the SEC.” Under current market conditions, the Fund’s sub-adviser anticipates that approximately 5% of the Fund’s total assets would be allocable to Affiliated Investment Funds, subject to clarification by the Staff regarding the Fund’s investment policy. Pending such clarification, such portion of the Fund’s total assets may be allocated to other investments, including investments in non-affiliated Investment Funds. However, the Fund’s sub-adviser believes that such Affiliated Investment Funds afford the Fund access to certain asset classes and investment strategies that are uniquely attractive to the Fund.

Description of the Fund and Its Investment Policies

The Fund’s investment objective is to maximize total return through a combination of current income and capital appreciation. The Fund will pursue a relative value-based investment philosophy, which utilizes quantitative and qualitative analysis to seek to identify securities or spreads between securities that deviate from their perceived fair value and/or historical norms. Claymore Advisors, LLC (the “Adviser”) acts as the investment adviser for the Fund and Guggenheim Partners Asset Management, LLC (the “Sub-Adviser”) acts as sub-adviser for the Fund and is responsible for the management of the Fund’s portfolio of securities. The Sub-Adviser seeks to combine a credit-managed fixed-income portfolio with access to a diversified pool of alternative investments and equity strategies.

The Fund may allocate its assets among a wide variety of Income Securities and Common Equity Securities, each as defined in the prospectus included in the Registration Statement (the “Prospectus”), provided that, under normal market conditions, the Fund will not invest more than:

•	60% of its total assets in Income Securities rated below-investment grade;
•	50% of its total assets in Common Equity Securities consisting of common stock;
•	20% of its total assets in non-U.S. dollar denominated Income Securities; and
•	10% of its total assets in Income Securities of issuers in emerging markets.

As an alternative to holding investments directly, the Fund may also obtain investment exposure to Income Securities and Common Equity Securities by investing in Investment Funds, including Registered Investment Funds, Private Investment Funds and/or Other Investment Vehicles. The Fund may invest up to 20% of its total assets in Investment Funds that primarily hold (directly or indirectly) investments in which the Fund may invest directly, of which amount up to 10% of the Fund’s total assets may be invested in Registered Investment Companies (the “Investment Fund Policy”). In this respect, the Fund’s Investment Fund Policy is substantially identical to policies of other closed-end investment companies the registration statements of which have been declared effective recently by the staff of the SEC. See, e.g., Eaton Vance Credit Opportunities Fund (File Nos. 333-134729 and 811-21820), declared effective on August 8, 2006; Highland Strategies Fund (File Nos. 333-132436 and 811-21869, declared effective on June 23, 2006.

Pursuant to the Fund’s Investment Fund Policy, the Fund may invest in Affiliated Investment Funds, subject to certain conditions as set forth in the Prospectus. The Fund would only invest in Affiliated Investment Funds (i) that offer their securities to unaffiliated third parties (including to existing security holders of such Affiliated Investment Funds) and (ii) only on the same terms and at the same times as such securities are offered to such unaffiliated third parties. Thus, the Fund would purchase interests in Affiliated Investment Funds on the same terms as non-affiliated investors, as those terms are set forth in the applicable offering documents of the Affiliated Investment Funds, and would therefore participate in the general offering of such interests on the same terms and to the same extent as such non-affiliated investors. The Fund would not pay any sales charges in connection with its purchases of Affiliated Investment Funds. To avoid duplication of fees and expenses, investments in Affiliated Investment Funds would not constitute Managed Assets (as defined in the Prospectus) for purposes of determining the amount of management fees payable by the Fund to the Sub-Adviser. Thus, although the Fund would pay its pro rata share of the fees and expenses allocable to its investments in Affiliated Investment Funds to the same extent as other non-affiliated investors in the Affiliated Investment Funds, no advisory fee would be paid by the Fund to the Sub-Adviser on Fund assets invested in Affiliated Investment Funds.

Applicable Statutory Provisions

Section 12(d)(1)(A). Section 12(d)(1)(A) of the 1940 Act limits the ability of investment companies to purchase or otherwise acquire any securities issued by other investment companies. If the acquiring investment company is a registered investment company, the registered investment company and any company or companies controlled by such registered investment company (collectively, the “Acquiring Registered Company”) may not purchase or otherwise acquire any securities issued by any other investment company (the “Acquired Investment Company”) if the Acquiring Registered Company owns in the aggregate (i) more than 3 percent of the total outstanding voting stock of the Acquired Investment Company; or (ii) securities issued by the Acquired Investment Company having an aggregate value in excess of 5 percent of the value of the total assets of the Acquiring Registered Company; or (iii) securities issued by the Acquired Investment Company and all other investment companies having a value in excess of 10 percent of the value of the total assets of the Acquiring Registered Company, respectively. If the Acquiring Investment Company is a Private Investment Fund, the Private Investment Fund and any

company or companies controlled by such Private Investment Fund (collectively, the “Acquiring Private Fund”) may not purchase or otherwise acquire any securities issued by a registered investment company (the “Acquired Registered Company”) if the Acquiring Private Fund owns in the aggregate more than 3 percent of the total outstanding voting stock of the Acquired Registered Company. Section 12(d)(1)(A) does not limit the amount of securities of a Private Investment Fund that may be acquired by an Acquiring Registered Fund, and only imposes the 3% limitation, not the 5% or 10% limitations, on acquisitions of an Acquired Registered Company by an Acquiring Private Fund.

Section 12(d)(1)(A) does not distinguish between “affiliated” funds and “unaffiliated” funds, and, as discussed in this letter below, Congress did not intend for Section 12(d)(1)(A) to apply only to unaffiliated funds.

The Fund’s investments in Registered Investment Funds and Private Investment Funds, including those that are Affiliated Investment Funds, pursuant to the Investment Fund Policy are subject to the limitations of Section 12(d)(1)(A). The Fund will only purchase securities of Registered Investment Funds and Private Investment Funds as would be consistent with Section 12(d)(1)(A) and will not invest in Registered Investment Funds and Private Investment Funds, including those that are Affiliated Investment Funds, in excess of the level of investments specifically permitted by Section 12(d)(1)(A).

Other Investment Vehicles, which are not “investment companies,” are not subject to the restrictions of Section 12(d)(1). The Fund may therefore invest in such Other Investment Vehicles, including those that are Affiliated Investment Funds, up to the limits and subject to the restrictions set forth in the Fund’s Prospectus, which are intended, among other things, to provide that investments in affiliated Other Investment Vehicles would comply with the exception set forth in Section 17(a)(1)(B).

Section 17(a). Section 17(a) of the 1940 Act prohibits any affiliated person or promoter of or principal underwriter for a registered investment company, or any affiliated person of such affiliated person, promoter or principal underwriter, acting as principal, (1) knowingly to sell any security or other property to such registered investment company or to any company controlled by such registered company (other than securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities) or (2) knowingly to purchase from such registered investment company or from any company controlled by such registered company any security or other property (except securities of which such registered investment company is the issuer).

The legislative history of Section 17(a) indicates Congressional concern that “unscrupulous individuals in control of investment companies have not hesitated to engage in self-dealing; that is, transactions between officers, directors and similar persons and the investment companies with which they are associated. These individuals have sold worthless securities at extravagant prices to their controlled companies [and] have purchased securities and other property from such companies at unfairly low prices . . . .” H.R. Rep. No. 2639 (76th Cong., 3rd Sess., June 18, 1940).

Pursuant to the exception in clause (B) of Section 17(a)(1), a registered investment company may purchase securities from an affiliated person if (i) the affiliated person is the issuer of such securities and (ii) the securities are purchased by the registered investment company as part of a general offering of such securities and are purchased by the registered investment company on the same terms as such securities are generally offered. As discussed below in this letter, Congress did not intend investments in Registered Investment Funds and Private Investment Funds specifically permitted by Section 12(d)(1) to be restricted by Sections 17(a) and 17(d) and Rule 17d-1 understanding that, in light of the structure of Section 17(a), such purchases fit the exception for sales to an affiliated principal that are part of a general offering of securities and that Section 17(d) does not apply to such discrete principal transactions. Thus, pursuant to the Fund’s Investment Fund Policy, the Fund will only invest in Affiliated Investment Funds in accordance with the conditions set forth in clause (B) of Section 17(a)(1). The Fund would only invest in Affiliated Investment Funds that offer their securities to unaffiliated third parties (including to existing security holders of such Affiliated Investment Funds) and only on the same terms and at the same times as such securities are offered to such unaffiliated third parties.

Section 17(d). Section 17(d) of the 1940 Act prohibits any affiliated person of or principal underwriter for a registered investment company or any affiliated person of such affiliated person or principal underwriter, acting as principal to effect any transaction in which such registered investment company is a joint or a joint and several participant with such affiliated person, principal underwriter or affiliated person in contravention of such rules as the Commission may prescribe.

Rule 17d-1. The Commission has adopted Rule 17d-1 for the purpose of limiting or preventing participation by such registered investment company in any such principal transaction on a basis different from or less advantageous than that of any such participant. Rule 17d-1 prohibits the persons enumerated in Section 17(d) from participating in any “joint enterprise or other joint arrangement or profit sharing plan,” a phrase that is broadly defined under Rule 17d-1.

Interpretation of Affiliated Transaction Restrictions

The Commission has on occasion made statements to the effect that the affiliated transaction restrictions of Sections 17(a) and 17(d) of the 1940 Act and Rule 17d-1 thereunder may apply to certain investments by a registered investment company in affiliated Registered Investment Funds and affiliated Private Investment Funds . See SEC Release Nos. 33-8297; IC-26198 (Oct. 1, 2003), 68 Fed. Reg. 58226 (Oct. 8, 2003) (“Fund of Funds Investments Proposing Release”) (“Although a [registered] fund’s investments in unregistered money market funds is no longer restricted by section 12(d)(1) [pursuant to Rule 12d1-1], these investments are subject to the affiliated transaction restrictions in the act and rules thereunder and thus require exemptions from 17(a) and 17(d) and rule 17d-1.”).

Although the Commission staff has noted that investment companies that have a common investment adviser may be under common control and thus first-tier affiliated persons of each other, the Commission has stated that not all advisers control the funds they advise and that determination of control is a question of facts and circumstances. Fund of Funds Investments Proposing Release at n. 40. In the present case, the Sub-Adviser acts as investment sub-adviser pursuant to a contract with the Fund’s Investment Adviser and the officers and “interested” trustees of the Fund are generally officers or employees of the Investment Adviser, and thus the Sub-Advisor is unlikely to control the Fund. See Salomon Brothers Inc. (No Action Letter May 26, 1995). Thus, for purposes of this letter, we have assumed that the Fund and the Affiliated Investment Funds would be second-tier affiliated persons and would therefore fall within the scope of the affiliated transaction restrictions of Sections 17(a) and 17(d) and Rule 17d-1 if such restrictions were deemed to apply to the Fund’s Investment Fund Policy.1 If the affiliated transaction restrictions were construed to apply to investments in affiliated funds—even those permitted by the statutory language of Section 12(d)(1)—the Fund would be unable to purchase shares of Affiliated Investment Funds pursuant to the Fund’s Investment Fund Policy, absent obtaining exemptive or other relief from the Commission.

_________________________

1               The Sub-Adviser is “an investment adviser to an investment company” with respect to the Fund within the scope of Section 2(a)(20) of the 1940 Act and is therefore an affiliated person of the Fund by operation of Section 2(a)(3)(E). It is likely that the Sub-Adviser will act as general partner, managing member or similar capacities with respect to the Affiliated Investment Funds and may be deemed to control such Affiliated Funds. Therefore, each of the Fund and the Affiliated Investment Funds would be affiliated persons of the Sub-Adviser, making them second-tier affiliated persons.

Summary of Legal Analysis

The Commission’s statements that certain purchases by a registered investment company of securities of affiliated Registered Investment Funds and affiliated Private Funds may be prohibited by Section 17(a) and Section 17(d) of the 1940 Act and Rule 17d-1 thereunder have been made in the context of the Commission granting to funds the ability to invest in other investment companies in excess of the statutory limitations set forth in Section 12(d)(1), either by rule, exemptive relief or otherwise. As previously noted, such statements were made recently in the context of adopting rules to permit fund of funds investments not permitted under the statutory provisions of Section 12(d)(1). Fund of Funds Proposing Release. Also, funds seeking exemptive relief to invest in other investment companies in amounts or in a manner not permitted under the statutory provisions of Section 12(d)(1) have acknowledged that Sections 17(a) and 17(d) and Rule 17d-1 may apply to such transactions and have sought and obtained relief from those Sections. See, e.g., SEI Institutional Managed Trust (Notice: IC-21539, November 22, 1995; Order: IC-21615, December 20, 1995); Franklin Investors Securities Trust (Notice: IC-18363, Oct. 10, 1991); Vanguard STAR Fund (IC-21372, September 22, 1995). To the extent that the Commission’s statements in the Fund of Funds Proposing Release are read to apply in a broader manner—as applying to investments specifically permitted by Section 12(d)(1)—such reading would simply be inconsistent with the interpretation Congress necessarily engaged in when it fashioned and at various times amended Section 12(d)(1).

In light of Congress’s clear understanding and intent regarding the statutory provisions of Section 12(d)(1) of the 1940 Act, the Commission’s statements regarding the applicability of the affiliated transaction restrictions to affiliated fund of fund investments cannot be construed to apply to investments by registered investment companies in affiliated Registered Investment Funds and affiliated Private Investment Funds that are not in excess of the statutory limitations of Section 12(d)(1). Investment by a registered investment company in affiliated Registered Investment Funds and affiliated Private Investment Funds within the scope of what is specifically permitted by the statutory limitations of Section 12(d)(1) were not intended or contemplated by Congress to be restricted by Sections 17(d) and Rule 17d-1. This was the case when the 1940 Act was initially enacted and has been confirmed in the 1970 and 1996 amendments to the 1940 Act. In expanding the scope of the statutorily permitted transactions under Section 12(d)(1) from time to time, including Sections 12(d)(1)(E) and Section 12(d)(1)(G) which Congress clearly understood to permit affiliated fund of funds arrangements, Congress has never deemed it necessary to provide any exemption from Section 17 and Rule 17d-1, and in fact has never even found it necessary to mention the restrictions of Section 17 as they relate to Section 12(d)(1). Instead, Congress has intended that transactions that are explicitly permitted by Section 12(d)(1) require only the exception set forth in Section 17(a)(1)(B) and are not prohibited by Section 17(d).

The Commission has not made any statements regarding the application of Section 17(d) and Rule 17d-1 to investments by registered investment companies in affiliated Other Investment Vehicles. In light of the necessary reliance by Congress on the Section 17(a) exception for transactions in connection with general offerings in fashioning and amending Section 12(d)(1) and the non-applicability of the joint enterprise provisions to such discrete purchases and sales of securities, we do not believe that Section 17(d) and Rule 17d-1 restrict investments by a registered investment company in affiliated Other Investment Vehicles, which are excluded from the definition of “investment company” for purposes of Section 12(d)(1), provided that such investments are made pursuant to the terms of the statutory exception set forth in Section 17(a)(1)(B), which excepts from the general prohibition the purchase of securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities. Congress did not intend for the Commission, pursuant to rules adopted under Section 17(d), to supersede the statutory exception provided by Section 17(a)(1)(B).

Legal Analysis

Original Enactment of 1940 Act. Before the enactment of the 1940 Act there were several closed-end investment companies that invested in other closed-end companies. Among the concerns expressed in the 1939 Investment Trust Study was the danger of control by the fund holding company of portfolio companies of the underlying fund and the layering of costs to investors in terms of duplication of administrative expenses, sales charges and advisory fees. As originally enacted, Section 12(d)(1) provided that:

It shall be unlawful for any registered investment company and any company or companies controlled by such registered investment company to purchase or otherwise acquire after the enactment of this title any security issued by or any other interest in the business of—

(1) any other investment company of which such registered investment company and any company or companies controlled by such registered company shall not at the time of such purchase or acquisition own in the aggregate at least 25 per centum of the total outstanding voting stock, if such registered investment company and any company or companies controlled by it own in the aggregate or as a result of such purchase or acquisition will own in the aggregate [5% of the total voting stock of such other investment company if such other investment company was concentrated with respect to investing in any one industry or group of industries or 3% of the total voting stock of such other investment company if such other investment company was not so concentrated].

The original Section 12(d)(1) excluded from its scope of limitations the purchase of securities of an Acquired Investment Company of which the Acquiring Registered Company owned at least 25 percent of the total voting stock. “Investment companies . . . may increase their holdings in other investment companies of which they already hold 25% of the voting stock, since such holdings constitute presumptive control.” H.R. Rep. No. 2639 (76th Cong., 3rd Sess., June 18, 1940). Such an Acquired Investment Company would, however, be a first-tier affiliated person of the Acquiring Registered Company that owned at least 25% of the voting stock of the Acquired Investment Company, either by operation of Section 2(a)(3)(C)—because of the Acquiring Registered Company’s presumptive control of the Acquired Investment Company—or of Section 2(a)(3)(A)—because of the Acquiring Registered Company’s ownership of 5% or more of the outstanding voting securities of the Acquired Investment Company. Thus, within the scope of investments specifically permitted by Congress through the statutory language of the original Section 12(d)(1) were certain investments by a registered investment company in an affiliated investment company. In light of the affiliated transaction prohibitions of Section 17, the only basis for reading these two statutory provisions in harmony is the conclusion that Congress determined that investments permitted by Section 12(d)(1) fit within the exception for sales that are part of a general offering of securities and that the joint enterprise provisions of Section 17(d) do not apply to such discrete principal transactions. If the provisions of Section 17(a) (other than the exception in Section 17(a)(1)(B) relating to such sales in connection with a general offering of securities) and the provisions of Section 17(d) and Rule 17d-1 were interpreted as being applicable to, and prohibitive of, such investments in an affiliated investment company—investments made in a manner and within the scope of the initially enacted statutory language of Section 12(d)(1)—such interpretation would be inconsistent with Congress’s original intent in enacting Section 12(d)(1).

Investment Company Act Amendments of 1970 and 1996. Further evidence of Congress’s understanding and intent regarding the statutory provisions of Section 12(d)(1) can be found in the Investment Company Act Amendments of 1996 enacted as part of the National Securities Markets

Improvement Act of 1996 (the “1996 Amendments”). Congress described these amendments as “enhance[ing] innovation and efficiency for investment companies” and “facilitat[ing] the creation of funds of funds.”

Master-Feeder Funds. Section 12(d)(1)(E) of the 1940 Act was enacted by Congress in the Investment Company Act Amendments of 1970 to provide an exception to the general provisions of Section 12(d)(1) for securities purchased by an investment company if (i) the depositor or, or principal underwriter for the Acquiring Registered Company is a broker or dealer registered under the Securities Exchange Act of 1934 (or a person controlled by such a broker or dealer); (ii) the security of the Acquired Investment Company is the only investment security held by the Acquiring Registered Company (or such securities are the only investment securities held by the Acquiring Registered Company, if such Acquiring Registered Company is a registered unit investment trust that issues two or more classes or series of securities, each of which provides for the accumulation of shares of a different Acquired Investment Company); and (iii) the purchase or acquisition is made pursuant to an arrangement with the Acquired Investment Company or principal underwriter for the Acquired Investment Company whereby the Acquiring Registered Company is obligated to vote the shares of the Acquired Investment Company either in the manner directed by the holders of the shares of the Acquiring Registered Company or in the same proportion as the vote of the shareholders of the Acquired Investment Company.

Section 12(d)(1)(E) does not differentiate between affiliated and unaffiliated funds. No provision of Section 12(d)(1)(E) nor the rules and regulations promulgated thereunder exempts such investments from the limitations of Section 17. Nor does any provision of Section 17 nor the rules and regulations promulgated thereunder limit their applicability to Section 12(d)(1)(E). Nonetheless, relying upon Section 12(d)(1)(E), investment companies have developed and utilized the “master-feeder” structure.

Signature Financial Group developed the master-feeder arrangement in the 1990s (designating it a “Hub and Spoke” arrangement for which they obtained patent protection). Among the early proponents of the arrangement was Eaton Vance Management. Eaton Vance commenced operations of its Eaton Vance Prime Rate Reserves Fund in 1989 and of its EV Classic Senior Floating Rate Fund in 1993, each as a registered closed-end management investment company. Eaton Vance organized its Senior Debt Portfolio in 1994 and converted to a master-feeder structure, with each of the Eaton Vance Prime Rate Reserves Fund and the EV Classic Senior Floating Rate Fund as feeder funds to the Senior Debt Portfolio master fund in December 1994. The Eaton Vance master-feeder example is but one of many during the 1990s, as the mutual fund industry made common use of the master-feeder arrangement. As of March 15, 1992, 34 master funds and 54 feeder funds were registered under the Investment Company Act. "Hub-and-Spoke" Funds: A Report Prepared by the Division of Investment Management (Transmitted in Letter dated April 15, 1992 from Richard C. Breeden, Chairman of the Securities and Exchange Commission to John D. Dingell, Chairman of the House Committee on Energy and Commerce) ("Hub-and Spoke Report").

In each master-feeder structure in which the feeder funds and master funds have common investment adviser and common management, such as the Eaton Vance structure described above, the master funds and feeder funds are first- or second-tier affiliated persons of each other. The Hub-and-Spoke Report, prepared pursuant to a request of the Chairman of the House of Representatives Committee on Energy and Commerce, identified its principal areas of concern with the hub-and-spoke (or master-feeder) structure under the Investment Company Act. Nowhere in the Hub-and-Spoke Report did the staff of the Division of Investment Management raise any issues with respect to, or even mention the applicability of, the provisions of Sections 17(a) or 17(d) of the Investment Company Act to master-feeder arrangements, which provides clear evidence that the staff in 1992 did not view the restrictions set forth in Section 17 as applicable to transactions permitted under the statutory language of Section 12(d)(1)(E).

Congress reached a similar conclusion with respect to master-feeder funds. In enacting the 1996 Amendments, Congress recognized that Section 12(d)(1)(E) authorized such master-feeder structures. Congress noted that the exception in Section 12(d)(1)(E), “an arrangement in which a fund invests solely in the shares of another fund . . . is often used by so-called ‘master-feeder’ funds, where one or more funds (‘feeder funds’) invest all of their assets in another fund (‘master fund’).” H.R. Rep. No. 104-622 (June 17 1996). The 1996 Amendments effected a change to the proportional voting requirements set forth in Section 12(d)(1)(E) to require all feeder funds—rather than only those that are not registered under the 1940 Act—to vote the master fund shares that they own proportionately in accordance with the votes cast by the feeder fund’s own shareholders.

If the affiliated transaction restrictions are construed to apply to transactions that fall within the scope of the statutory language of Section 12(d)(1)(E), such established master-feeder structures as described above would be impermissible without exemptive relief from Section 17 and Rule 17d-1. However, Congress’s acknowledgment that Section 12(d)(1)(E) gave rise to the master-feeder structure, without providing for any corresponding exemption from Section 17 or even discussing the applicability of Section 17 to such transactions, is clear evidence that Congress did not view the restrictions set forth in Section 17 as applicable to transactions which were specifically permitted by the statutory language of Section 12(d)(1). The fact that the Commission has not required funds utilizing a master-feeder structure pursuant to Section 12(d)(1)(E) to obtain relief from Section 17 and Rule 17d-1 further supports this conclusion.

Section 12(d)(1)(G). As part of the 1996 Amendments, Congress also added a new provision to the 1940 Act—Section 12(d)(1)(G). Section 12(d)(1)(G) excepts from the limitations set forth in Section 12(d)(1) purchases of securities issued by a registered open-end investment company or a registered unit investment trust (the “Registered Acquired Open-End Fund”) by a registered open-end investment company or a registered unit investment trust (the “Registered Acquiring Open-End Fund”) if certain conditions are met. Among the conditions are (i) that the Registered Acquiring Open-End Fund and the Registered Acquired Open-End Fund must be part of the “same group of investment companies,” which Section 12(d)(1)(G)(ii) defines as “any 2 or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services” and (ii) that the investments by a Registered Acquired Open-End Fund (other than investments in securities of Registered Acquired Open-End Funds in the same group of investment companies) are limited to U.S. government securities and short-term paper.

Section 12(d)(1)(G) liberalizes permitted fund of fund arrangements (with respect to open-end funds that are within the same group of investment companies) and enables large fund complexes to offer a variety of fund of fund strategies which allocate and periodically reallocate assets among funds within an investment company complex. Open-end funds that avail themselves of Section 12(d)(1)(G), since they must be part of the “same group of investment companies,” are likely to be first- or second-tier affiliated persons of each other. In fact, the Commission has characterized the exception in Section 12(d)(1)(G) as permitting “affiliated fund of funds” arrangements. Fund of Funds Investments, Release Nos. 33-8713; IC-27399 (June 20, 2006) (“Fund of Funds Investments Adopting Release”). However, if the affiliated transaction restrictions of Section 17 were interpreted to apply to transactions that fall within the scope of the statutory language of Section 12(d)(1)(G), such affiliated fund of funds arrangements pursuant to Section 12(d)(1)(G) would be impermissible without exemptive relief from Section 17. In adopting Section 12(d)(1)(G), Congress did not see it necessary to provide any exemption from the restrictions of Section 17, and nowhere in the legislative history of the adoption of Section 12(d)(1)(G) is there a mention or discussion of the applicability of Section 17 to such structures. Congress did not intend for that which was specifically permitted pursuant to the statutory language of Section 12(d)(1) to be prohibited by Section 17.

Section 12(d)(1)(F). While the Commission accurately characterized Section 12(d)(1)(G) as permitting “affiliated fund of funds” arrangements, the characterization of Section 12(d)(1)(F) as permitting “unaffiliated fund of funds arrangements” is inaccurate insofar as such characterization implies that only arrangements between “unaffiliated” funds are permissible—such implication is not supported by the statutory language of the 1940 Act nor Congressional understanding of the scope of Section 12(d)(1). Section 12(d)(1)(F) permits an Acquiring Registered Company (without limitation to open-end registered investment companies) to acquire up to 3% of the total outstanding voting stock of any other Acquired Investment Company if the Acquiring Registered Company does not offer its securities with a sales load in excess of 1½%. Pursuant to Section 12(d)(1)(F), an Acquiring Registered Company is permitted to pursue a “fund of funds” investment policy with a portfolio of at least 34 Acquired Investment Companies, provided the sales load on the acquiring registered investment company does not exceed 1½ %. Section 12(d)(1)(F), like other provisions of Section 12(d)(1), does not distinguish between affiliated and unaffiliated funds. As discussed previously, in light of Congress’s intent in originally enacting Section 12(d)(1) and subsequently expanding the scope of transactions permitted under Section 12(d)(1), it is clear than when failing to differentiate between affiliated and unaffiliated funds in Section 12(d)(1), Congress did not intend for such provisions to be limited only to unaffiliated funds.

Rules 12d-1, 12d-2 and 12d-3. The Commission recently adopted Rules 12d1-1, 12d1-2 and 12d1-3 under Section 12(d)(1) of the 1940 Act (the “Rules”). In the 1996 Amendments, Congress added Section 12(d)(1)(J) to the 1940 Act which permits the SEC, by rule or regulation, to exempt classes of transactions from any provisions of Section 12(d)(1). Congress intended that the SEC would “use this authority to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.” H.R. Rep. No. 104-622 (June 17 1996) These Rules allow funds, subject to certain conditions, to invest in securities of other funds in excess of those limits provided by the statutory language of Section 12(d)(1). In discussing Rule 12d-1, the Commission noted that “[a]lthough a [registered] fund’s investments in unregistered money market funds is no longer restricted by section 12(d)1) [pursuant to Rule 12d1-1], these investments are subject to the affiliated transaction restrictions in the act and rules thereunder and thus require exemptions from 17(a) and 17(d) and rule 17d-1.” Fund of Funds Investments Proposing Release. Therefore, in adopting these Rules, the Commission also granted relief from Section 17.

None of Rules 12d-1, 12d-2 and 12d-3 is fundamentally grounded in the view of the applicability of Section 17 to affiliated fund transactions. Neither the Rules nor the Commission’s analysis with respect to the proposing and adopting of such Rules (including with respect to the applicability of Section 17 to such Rules) would be impacted or altered in any way by the recognition that the affiliated transaction restrictions of Section 17 are not applicable to those transactions which are specifically permitted by the statutory provisions of Section 12(d)(1). In adopting the Rules, the Commission indicated that the Rules were intended to “broaden the ability of an investment company to invest in shares of another investment company” and “provide exemptions in addition to the statutory exceptions to the fund of funds limits” (emphasis added). Since the Rules permit Registered Investment Funds to invest in affiliated Registered Investment Funds and affiliated Private Investment Funds in excess of the statutory limits permitted by Section 12(d)(1), relief from Section 17 with respect to such transactions is consistent with Congress’s understanding and intent, and the Commission’s statement in the Fund of Funds Investments Proposing Release as to the applicability of the affiliated transaction restrictions of Section 17 to affiliated fund investments is properly construed to apply only to investments in excess of such statutory limits.

Other Investment Vehicles. The Fund may also invest in Other Investment Vehicles, which are pooled investment vehicles other than Registered Investment Funds and Private Investment Funds. Such

Other Investment Vehicles are excluded from the definition of “investment company” for purposes of Section 12(d)(1). Therefore, a registered investment company’s investment in Other Investment Vehicles is not restricted by Section 12(d)(1). Section 17(a) does, however, apply to a registered investment company’s investment in affiliated Other Investment Vehicles. As is the case with respect to affiliated Registered Investment Funds and affiliated Private Investment Funds, however, pursuant to the statutory exception of Section 17(a)(1)(B) a registered investment company may purchase securities of an affiliated Other Investment Vehicle as part of a general offering of securities. The Fund intends to invest in affiliated Other Investment Vehicles only in accordance with the exception of Section 17(a)(1)(B). The Commission has not made any statements regarding the application of Section 17(d) and Rule 17d-1 to investments by registered investment companies in affiliated Other Investment Vehicles. In light of the necessary reliance by Congress on the Section 17(a)(1)(B) exception for transactions in connection with general offerings in fashioning and amending Section 12(d)(1) and the non-applicability of the joint enterprise provisions to such discrete purchases and sales of securities, we do not believe that Section 17(d) and Rule 17d-1 restrict investments by a registered investment company in affiliated Other Investment Vehicles, which are excluded from the definition of “investment company” for purposes of Section 12(d)(1), provided that such investments are made pursuant to the terms of the statutory exception set forth in Section 17(a)(1)(B), which excepts from the general prohibition the purchase of securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities. Congress did not intend for the Commission, pursuant to rules adopted under Section 17(d), to supersede the statutory exception provided by Section 17(a)(1)(B).

Conclusion

The statutory language of Section 12(d)(1) does not draw distinctions between affiliated funds and unaffiliated funds. Congressional understanding and intent with respect to the scope of Section 12(d)(1) indicates that Congress, in providing statutorily permissible transactions in which a registered investment company may invest in shares of another investment company, did not intend to limit such transactions to unaffiliated funds and did not intend such transactions as were specifically permitted by Section 12(d)(1) to be prohibited by Section 17. Consistent with this clear Congressional understanding and intent, the affiliated transaction restrictions of Section 17 are not applicable to affiliated fund of fund investments that are specifically permitted by and fall squarely within the four corners of the statutory provisions of Section 12(d)(1). The Fund should not require exemptive or other relief to implement its Investment Fund Policy and invest in affiliated Registered Investment Funds and affiliated Private Investment Funds up to the limits of Section 12(d)(1)(A) and affiliated Other Investment Vehicles up to the limits and subject to the conditions set forth in the Fund’s Prospectus in compliance with the statutory exemption of Section 17(a)(1)(B).

As indicated above, the Fund intends to proceed with its initial public offering and request effectiveness of the Fund’s Registration Statement on or about July 25, 2007, and to invest the proceeds of such offering in accordance with the investment objective and policies as described in the Fund’s Prospectus, including investments in Affiliated Investment Funds. The Fund respectfully requests clarification that the Staff of the Commission would not consider such investments inconsistent with Commission interpretations of the applicable statutory provisions. To the extent that such clarification is not received prior to the commencement of the Fund’s investment operations, we note that the Fund’s Preliminary Prospectus states that the “Fund may only invest in Affiliated Investment Funds to the extent permitted by applicable law and related interpretations of the staff of the SEC.” Under current market conditions, the Fund’s Sub-Adviser anticipates that approximately 5% of the Fund’s total assets would be allocable to Affiliated Investment Funds, subject to clarification by the Staff regarding the Fund’s investment policy. Pending such clarification, such portion of the Fund’s total assets may be allocated to other investments, including investments in non-affiliated Investment Funds. However, the Fund’s Sub-

Adviser believes that such Affiliated Investment Funds afford the Fund access to certain asset classes and investment strategies that are uniquely attractive to the Fund.

Although the Fund would appreciate receiving clarification of the Staff’s interpretation in regards to its Investment Fund Policy as soon as practicable, the absence of such clarification prior to the Fund’s request for effectiveness of the Fund’s Registration Statement should in no way delay your declaring the Registration Statement effective. As indicated above, the Fund intends to request effectiveness of the Fund’s Registration Statement on or about July 25, 2007. To the extent that such clarification has not been received prior to such time, the Fund intends to commence investment operations and invest the proceeds of its initial public offering in accordance with the investment objective and policies as described in the Fund’s Prospectus. In the absence of clarification of the Staff’s interpretation in regards to the Fund’s Investment Fund Policy, the Fund will not invest in any Affiliated Investment Funds but would reserve its ability to so invest upon receiving clarification of the Staff’s interpretation.

Please contact the undersigned at (312) 407-0570 with any questions or comments in respect to the matters addressed in this letter.

Sincerely,
/s/ Thomas A. Hale
Thomas A. Hale

cc:	Douglas J. Scheidt Chief Counsel and Associate Director

Division of Investment Management

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